UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Public Notice for Convocation of the 16th Annual General Meeting of DoubleDown Interactive Co., Ltd.

On March 4, 2024, the Board of Directors of DoubleDown Interactive Co., Ltd. (the “Company”) approved and ratified to convene the 16th Annual General Meeting of Shareholders (the “AGM”) of the Company as set forth below:

1.	Date and Time: March 29, 2024, 11:00 a.m. (Korea Standard Time) / March 28, 2024, 9:00 p.m. (Eastern Time, US)

2.

Who Can Attend: Holders of the Company’s common shares as of December 31, 2023 (the “Record Date”). Holders of American Depositary Shares (“ADSs”), each representing 0.05 share of a common share, may not attend in person or vote at the AGM. Instead, holders of record of ADSs as of the Record Date shall instruct Citibank, N.A., the depositary of the ADSs (the “Depositary”), as to how to vote the common shares represented by the ADSs. Any ADS holder who wishes to attend the AGM or vote directly must cancel their ADSs in exchange for common shares and shall make arrangements to deliver their ADSs to the Depositary for cancellation with sufficient time to allow for the delivery and exchange of their ADSs for the underlying common shares before the date of the AGM.

3.	Venue: Meeting room, 13th floor, 152 Teheran-Ro, Gangnam-gu, Seoul

4.	Methods of Attending: Holders of the ADSs should send the Depositary their voting instructions using the ADS voting card as separately instructed.

5.	Reports and Proposals to be presented and considered at the AGM:

•	Reports: audit report, business report, and the report on the operating status of the internal accounting management system

•	Proposals.

Proposal No. 1:	Approval of the 16th financial statements and consolidated financial statements for the fiscal year ended December 31, 2023

Proposal No. 2	(Shareholder Proposal*): Approval of the amendment to the Company’s Articles of Incorporation as proposed by STIC Special Situation Diamond Limited

Proposal No. 3	(Shareholder Proposal*): Election of non-executive directors as proposed by STIC Special Situation Diamond Limited

Proposal No. 3-1: Election of Il Sung Kang as a non-executive director

Proposal No. 3-2: Election of Suk Ho Yun as a non-executive director

Proposal No. 4:	Approval of the remuneration limit for independent directors and executive officers

Proposal No. 5:	Amendment to the Regulations on Executive Retirement Payment

*

In accordance with Article 363-2 of the Commercial Act of Korea, shareholders who hold no less than 3% of the total number of issued and outstanding shares, excluding non-voting shares, may make a proposal to directors that certain matters be raised as agenda items for a general meeting of shareholders.

6.	Proposal Details

Proposal No. 2 (Shareholder Proposal): Approval of the amendment to the Company’s Articles of Incorporation as proposed by STIC Special Situation Diamond Limited

Before	After	Note
CHAPTER V DIRECTORS, BOARD OF DIRECTORS, REPRESENTATIVE DIRECTOR

Article 28 (Number of Directors) The Company shall have not less than three (3), but not more than eight (8) directors. <Amended on May 20, 2020>	Article 28 (Number of Directors) The Company shall have not less than three (3), but not more than ten (10) directors. < Amended on March 29, 2024>	To increase the number of directors

Article 29 (Election of Directors)

...elision...

③In case two (2) or more directors are elected, the cumulative vote stipulated in Article 382-2 of the Commercial Act shall not apply.

<Amended on May 20, 2020>

...elision...

Article 29 (Election of Directors)

...elision...

③In case two (2) or more directors are elected, the cumulative vote stipulated in Article 382-2 of the Commercial Act shall apply.

< Amended on March 29, 2024>

...elision...

To apply the cumulative voting system for election of the directors under certain circumstances
CHAPTER VI AUDIT COMMITTEE

Before	After	Note

Article 41 (Composition of the Audit Committee)

...elision...

② The audit committee of the Company shall consist of three (3) or more directors; provided, however, that at least 2/3 of the members of the audit committee shall be outside directors.

...elision...

Article 41 (Composition of the Audit Committee)

...elision...

2.  The audit committee of the Company shall consist of three (3) or more directors; provided, however, that at least 2/3 of the members of the audit committee shall be outside directors. In addition, separate from other directors, at least one member of the audit committee must be appointed by resolution of the general shareholders’ meeting. In the election and dismissal of directors who become members of the audit committee, shareholders holding more than 3/100 of the total number of issued shares, excluding non-voting shares, cannot exercise voting rights in excess of the 3/100 shares owned by such shareholders. (In the case of the Company’s largest shareholder, when appointing or dismissing an audit committee member who is not an outside director, the shares owned by his or her specially related persons and other persons as defined by the Enforcement Decree of the Commercial Act are combined.)

<Amended on March 29, 2024>

Changes in Audit Committee Appointment Method.

In accordance with Nasdaq Listing Rule 5605(c)(2)(A), the audit committee of the board of directors of a foreign private issuer listed on Nasdaq shall consist of independent directors, expect for exceptional and limited circumstances.

Supplementary Provisions

<New article>	Addendum <March 29, 2024, Article 1 (Enforcement date) These Articles of Incorporation shall come into effect on March 29, 2024, from the date of the resolution of the 16th Annual General Meeting.	Establishment of supplementary provisions such as effective date

Proposal No. 3 (Shareholder Proposal): Election of non-executive directors as proposed by STIC Special Situation Diamond Limited

Name	Date of Birth	Term	New Appointment	Professional Experience
Il Sung Kang	February 17, 1972	3/29/2024 – 3/28/2027	No	Heungkuk Asset Management Management Division Deputy Manager, Daewoo Securities STIC Investment Partner

Suk Ho Yun	December 19, 1977	3/29/2024 – 3/28/2027	No	KPMG Samjong Accounting Corporation Audit Headquarters Head of Investment Division, Woori Private Equity Opus Private Equity Investment Team Managing Director

Proposal No. 4: To approve the continuance of the aggregate remuneration limit for independent directors and executive officers at 5 billion won for the fiscal year ending December 31, 2024.

Title	2023	2024
Independent Directors and Executive Officers’ remuneration limit	5 billion won	5 billion won

Proposal No. 5: Amendment to the Regulations on Executive Retirement Payment

Before	After	Note

Article 4 [Calculation of Executive Retirement Payment]

...elision...

② The average annual salary shall be the average annualized amount of the total salary paid in the last three years retroactive to the date of retirement. If the period of service is less than 3 years, it shall be the period of service

...elision...

Article 4 [Calculation of Executive Retirement Payment]

...elision...

② The average annual salary shall be the average annualized amount of the base salary paid in the last three years retroactive to the date of retirement. If the period of service is less than 3 years, it shall be the period of service. This Article also applies to the period of service prior to the enforcement date of Article 3 of the Supplementary Provisions of this Regulation during the recent three-year period retroactive to the date of retirement. <Amended on March 29, 2024>

...elision...

Change in severance pay calculation standards
Supplementary Provisions

<New article>	Article 3 [Effective Date] These rules are effective March 29, 2024.	Establishment of supplementary provisions such as effective date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.
Date: March 4, 2024
	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer